Exhibit 99.1

Item 1.	BUSINESS

The following discussion should be read together with the consolidated financial statements and the notes thereto included in Exhibit 99.3 attached to this Current Report on Form 8-K. All references to notes to our consolidated financial statements refer to the financial statements included in Exhibit 99.3 attached to this Current Report on Form 8-K. All references to our Annual Report on Form 10-K refer to our Form 10-K for the year ended December 31, 2017 which was filed with the Securities and Exchange Commission on February 26, 2018.

References in this report to "we," "our," "us" and "the Company" are to Vistra Energy and/or its subsidiaries, as apparent in the context. See Glossary for defined terms.

Business

Vistra Energy is a holding company operating an integrated power business in Texas. Through our Luminant and TXU Energy subsidiaries, we are engaged in competitive electricity market activities including electricity generation, wholesale energy sales and purchases, commodity risk management activities, and retail sales of electricity to end users, all largely in the ERCOT market.

TXU Energy is the largest retailer of electricity in Texas, with approximately 1.7 million residential, commercial and industrial customers. Luminant is the largest generator of electricity in ERCOT, operating approximately 13,600 MW of installed capacity in ERCOT.

We have three reportable segments: (i) our Wholesale Generation segment, consisting largely of Luminant; (ii) our Retail Electricity segment, consisting largely of TXU Energy, and (iii) our Asset Closure segment, consisting of financial results associated with retired plants and mines.

As of December 31, 2017, we had approximately 4,150 full-time employees, including approximately 1,630 employees under collective bargaining agreements.

Merger

On October 29, 2017, Vistra Energy and Dynegy Inc., a Delaware corporation (Dynegy), entered into an Agreement and Plan of Merger (the Merger Agreement) pursuant to which, upon closing (which is expected to occur in the second quarter of 2018), Dynegy will merge with and into Vistra Energy (the Merger), with Vistra Energy surviving the Merger and the shareholders of Vistra Energy and Dynegy receiving 79% and 21%, respectively, of the equity of the combined company. See Item 1. Business - Recent Developments below for a more detailed description of the Merger and the Merger Agreement.

Business Strategy

Our business strategy is to deliver long-term stakeholder value through a focus on the following areas:

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Integrated business model. We believe the key factor that distinguishes us from others in our industry is the integrated nature of our business (i.e., pairing Luminant's reliable and efficient mining, generating and wholesale commodity risk management capabilities with TXU Energy's retail platform). Our business strategy will be guided by our integrated business model because we believe it is our core competitive advantage and differentiates us from our non-integrated competitors. We believe our integrated business model creates a unique opportunity because, relative to our non-integrated competitors, it reduces the effects of commodity price movements and contributes to earnings stability. Consequently, our integrated business model is at the core of our business strategy.

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Strong balance sheet and disciplined capital allocation. Like any energy-focused business, we are potentially subject to significant commodity price volatility and capital costs. Accordingly, our strategy has been, and will continue to be, to maintain a strong balance sheet. As a result, we are focused on maintaining prudent financial leverage supported by readily accessible, flexible and diverse sources of liquidity. Our ongoing capital allocation priorities primarily include making necessary capital investments to maintain the safety and reliability of our facilities. Because we believe cost discipline and strong management of our assets and commodity positions are necessary to deliver long-term value to our stakeholders, we generally make capital allocation decisions that we believe will lead to attractive cash returns on investment.

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Superior customer service. Through TXU Energy, we serve the retail electricity needs of end-use residential, small business, commercial and industrial electricity customers through multiple sales and marketing channels. In addition to benefitting from our integrated business model, we leverage our brand, our commitment to a consistent and reliable product offering, the backstop of the electricity generated by our generation fleet, our wholesale commodity risk management operations and our strong customer service to differentiate our products and services from our competitors. We strive to be at the forefront of innovation with new offerings and customer experiences to reinforce our value proposition. We maintain a focus on solutions that give our customers choice, convenience and control over how and when they use electricity and related services, including Free Nights and Solar Days residential plans, MyEnergy DashboardSM, TXU iThermostat product and mobile solution, the TXU Energy Rewards program, the TXU Energy Green UpSM renewable energy credit program and a diverse set of solar options. Our focus on superior customer service will guide our efforts to acquire new residential and commercial customers, serve and retain existing customers and maintain valuable sales channels for our electricity generation resources. We believe our customer service, products and trusted brand have resulted in TXU Energy maintaining the highest residential customer retention rate of any Texas retail electric provider in its respective core market.

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Excellence in operations while maintaining an efficient cost structure. We believe that operating our facilities in a safe, reliable, environmentally compliant, and cost-effective and efficient manner is a foundation for delivering long-term stakeholder value. We also believe value increases as a function of making disciplined investments that enable our generation facilities to operate not only effectively and efficiently, but also safely, reliably and in an environmentally compliant manner. We believe that an ongoing focus on operational excellence and safety is a key component to success in a highly competitive environment and is part of the unique value proposition of our integrated model. Additionally, we are committed to optimizing our cost structure and implementing enterprise-wide process and operating improvements without compromising the safety of our communities, customers and employees. In connection with Emergence, in addition to significantly reducing our debt levels, we implemented certain cost-reduction actions in order to better align and right-size our cost structure. We believe we have a highly effective and efficient cost structure and that our cost structure supports excellence in our operations.

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Integrated hedging and commercial management. Our commercial team is focused on managing risk, through opportunistic hedging, and optimizing our assets and business positions. We actively manage our exposure to wholesale electricity prices in ERCOT, on an integrated basis, through contracts for physical delivery of electricity, exchange-traded and over-the-counter financial contracts, ERCOT term, day-ahead and real-time market transactions, and bilateral contracts with other wholesale market participants, including other power generators and end-user electricity customers. These hedging activities include short-term agreements, long-term electricity sales contracts and forward sales of natural gas through financial instruments. The historically positive correlation between natural gas prices and wholesale electricity prices in ERCOT has provided us an opportunity to manage our exposure to the variability of wholesale electricity prices through natural gas hedging activities. We seek to hedge near-term cash flow and optimize long term value through hedging and forward sales contracts. We believe our integrated hedging and commercial management strategy, in combination with a strong balance sheet and strong liquidity profile, will provide a long-term advantage through cycles of higher and lower commodity prices.

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Growth and enhancement. Our growth strategy leverages our core capabilities of multi-channel retail marketing in a large and competitive market, operating large-scale, environmentally sensitive, and diverse assets across a variety of fuel technologies, fuel logistics and management, commodity risk management, cost control, and energy infrastructure investing. We intend to opportunistically evaluate acquisitions of high-quality energy infrastructure assets and businesses that complement these core capabilities and enable us to achieve operational or financial synergies. While we are intent on growing our business and creating value for our stockholders, we are committed to making disciplined investments that are consistent with our focus on maintaining a strong balance sheet and strong liquidity profile. As a result, consistent with our disciplined capital allocation approval process, growth opportunities we pursue will need to have compelling economic value in addition to fitting with our business strategy.

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Corporate responsibility and citizenship. We are committed to providing safe, reliable, cost-effective and environmentally compliant electricity for the communities and customers we serve. We strive to improve the quality of life in the communities in which we operate. We are also committed to being a good corporate citizen in the communities in which we conduct operations. We and our employees are actively engaged in programs intended to support and strengthen the communities in which we conduct operations. Our foremost giving initiatives are through the United Way and TXU Energy Aid campaigns. TXU Energy Aid has served as an integral resource for social service agencies that assist families in need across Texas pay their electricity bills.

The ERCOT Market

ERCOT is an ISO that manages the flow of electricity from approximately 78,000 MW of installed capacity to approximately 24 million Texas customers, representing approximately 90% of the state's electric load and spanning approximately 75% of its geography, as of December 31, 2017. Population growth in Texas is currently expanding at well above the national average rate, with a growth rate of 12.1% between July 2010 and July 2017, more than double the U.S. population growth rate of 5.3% during the same period, according to the U.S. Census Bureau. ERCOT accounts for approximately 32% of the competitively served retail load in the U.S., and residential consumers in the ERCOT market consume approximately 30% more electricity than the average U.S. residential consumer according to the U.S. Energy Information Administration (EIA). Total ERCOT power demand has grown at a compounded annual growth rate of approximately 1.4% from 2006 through 2016, compared to a range of -0.3% to 0.2% in other U.S. markets, according to ERCOT and the EIA, respectively.

As an energy-only market, ERCOT's market design is distinct from other competitive electricity markets in the United States. Other markets maintain a minimum reserve margin through regulated planning, resource adequacy requirements and/or capacity markets. In contrast, ERCOT's resource adequacy is predominately dependent on free-market processes and energy-market price signals. On June 1, 2014, ERCOT implemented the Operating Reserve Demand Curve (ORDC), pursuant to which wholesale electricity prices in the real-time electricity market increase automatically as available operating reserves decrease below defined threshold levels, creating a price adder. When operating reserves drop to 2,000 MW or less, the ORDC automatically adjusts power prices to the established value of lost load (VOLL), which is set at $9,000/MWh. Because ERCOT has limited excess generation capacity to meet high demand days due to its minimal import capacity, and peaking facilities have high operating costs, the marginal price of supply rapidly increases during periods of high demand. Historically, elevated temperatures in the summer months have driven high electricity demand in ERCOT. Many generators benefit from these sporadic periods of "scarcity pricing" in which power prices may increase significantly, up to the current $9,000/MWh price cap.

Transactions in ERCOT take place in two key markets: the day-ahead market and the real-time market. The day-ahead market is a voluntary, forward electricity market conducted the day before each operating day in which generators and purchasers of electricity may bid for one or more hours of electricity supply or consumption. The real-time market is a spot market in which electricity may be sold in five-minute intervals. The day-ahead market provides market participants with visibility into where prices are expected to clear, and the prices are not impacted by subsequent events. Conversely, the real-time market exposes purchasers to the risk of transient operational events and price spikes. These two markets allow market participants to manage their risk profile by adjusting their participation in each market. In addition, ERCOT uses ancillary services to maintain system reliability, including regulation service-up, regulation service-down, responsive reserve service and non-spinning reserve service. Regulation service up and down are used to balance the grid in a near-instantaneous fashion when supply and demand fluctuate due to a variety of factors, such as weather, generation outages, renewable production intermittency and transmission outages. Responsive reserves and non-spinning reserves are used by ERCOT when the grid is at, near or recovering from a state of emergency due to inadequate generation. Because ERCOT has one of the highest concentrations of wind capacity generation among United States markets, the ERCOT market is more susceptible to fluctuations in wholesale electricity supply due to intermittent wind production, making ERCOT more vulnerable to periods of generation scarcity.

Operating Segments

Our operating segments consist of (i) the Wholesale Generation segment, consisting largely of Luminant; (ii) the Retail Electricity segment, consisting largely of TXU Energy, and (iii) the Asset Closure segment, consisting of financial results associated with retired plants and mines. See Note 20 to the Financial Statements for additional information related to our operating segments.

Wholesale Generation Segment

As described in Item 2. Properties, our power generation fleet is diverse and flexible in terms of dispatch characteristics as our fleet includes baseload, intermediate/load following and peaking generation. Our wholesale commodity risk management business is responsible for dispatching our generation fleet in response to market needs after implementing portfolio optimization strategies, thus linking and integrating the generation fleet production with our retail customer and wholesale sales opportunities. Market demand, also known as load, faced by an electric power system such as ERCOT varies from moment to moment as a result of changes in business and residential demand, which is often driven by weather. Unlike most other commodities, the production and consumption of electricity must remain balanced on an instantaneous basis. There is a certain baseline demand for electricity across an electric power system that occurs throughout the day, which is typically satisfied by baseload generating units with low variable operating costs. Baseload generating units can also increase output to satisfy certain incremental demand and reduce output when demand is unusually low. Intermediate/load-following generating units, which can more efficiently change their output to satisfy increases in demand, typically satisfy a large proportion of changes in intraday load as they respond to daily increases in demand or unexpected changes in supply created by reduced generation from renewable resources or other generator outages. Peak daily loads may be satisfied by peaking units. Peaking units are typically the most expensive to operate, but they can quickly start up and shut down to meet brief peaks in demand. In general, baseload units, intermediate/load following units and peaking units are dispatched into the ERCOT grid in order from lowest to highest variable cost. Price formation in ERCOT, as with other competitive power markets in the U.S., is typically based on the highest variable cost unit that clears the market to satisfy system demand at a given point in time.

Retail Electricity Segment

Texas has one of the fastest growing populations of any state in the U.S. and has a diverse economy, which has resulted in a significant and growing competitive retail electricity market. We are an active participant in the competitive ERCOT market and continue to be a market leader, which we believe is driven by, among other things, having one of the lowest customer complaint rates according to the PUCT and having an integrated power generation and wholesale operation that allows us to efficiently obtain the electricity needed to serve our customers at the lowest cost. We provided electricity to approximately 24% and 18% of the residential and commercial customers in ERCOT, respectively, as of December 31, 2017. We believe that we have differentiated ourselves by providing a distinctive customer experience predicated on delivering reliable and innovative power products and solutions to our customers, such as Free Nights and Solar Days residential plans, MyEnergy DashboardSM, TXU iThermostat product and mobile solution, the TXU Energy Rewards program, the TXU Energy Green UPSM renewable energy credit program and a diverse set of solar options, which give our customers choice, convenience and control over how and when they use electricity and related services. We competitively market electricity and related services to acquire, serve and retain retail customers. We believe we are situated to better serve our retail customers through our unique affiliation with our wholesale commodity risk management personnel who can structure products and contracts in a way that offers significant value compared to stand-alone retail electric providers. Additionally, our wholesale commodity risk management business protects our retail business from power price volatility by allowing us to bypass bid-ask spread in the market (particularly for illiquid products and time periods), which results in significantly lower collateral costs for our retail business as compared to other, non-integrated retail electric providers. Moreover, our retail business reduces, to some extent, the exposure of our wholesale generation business to wholesale power price volatility. This is because the retail load requirements of our retail operations (primarily TXU Energy) provide a natural offset to the length of Luminant's generation portfolio thereby reducing the exposure to wholesale power price volatility as compared to a non-integrated independent power producer.

Asset Closure Segment

The Asset Closure segment is engaged in the decommissioning and reclamation of retired plants and mines. Separately reporting the Asset Closure segment provides management with better information related to the performance and earnings power of Vistra Energy's ongoing operations and facilitates management's focus on minimizing the cost associated with decommissioning and reclamation of retired plants and mines.

Seasonality

The demand for and market prices of electricity and natural gas are affected by weather. As a result, our operating results may fluctuate on a seasonal basis, and more severe weather conditions such as heat waves or extreme winter weather may make such fluctuations more pronounced. The pattern of this fluctuation may change depending on, among other things, the retail load served and the terms of contracts to purchase or sell electricity.

Competition

Competition in ERCOT, as in other electricity markets, is impacted by electricity and fuel prices, congestion along the power grid, subsidies provided by state and federal governments for new generation facilities, new market entrants, construction of new generating assets, technological advances in power generation, the actions of environmental and other regulatory authorities, and other factors. We primarily compete with other electricity generators and retailers based on our ability to generate electric supply, market and sell electricity at competitive prices and to efficiently utilize transportation from third-party pipelines and transmission from electric utilities to deliver electricity to end-users. Competitors in the generation and retail power markets in which we participate include regulated utilities, industrial companies, non-utility generators, competitive subsidiaries of regulated utilities, independent power producers, REPs and other energy marketers. See Item 1A. Risk Factors for additional information concerning the risks faced with respect to the competitive energy markets in which we operate.

Brand Value

Our TXU EnergyTM brand, which has been used to sell electricity to customers in the competitive retail electricity market in Texas for approximately 16 years, is registered and protected by trademark law and is the only material intellectual property asset that we own. As of December 31, 2017, we have reflected an intangible asset on our balance sheet for the TXU EnergyTM brand of approximately $1.2 billion (see Note 7 to the Financial Statements).

Recent Developments

On October 29, 2017, Vistra Energy and Dynegy, entered into the Merger Agreement. The following description of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement filed as Exhibit 2.1 to our Current Report on Form 8-K filed on October 31, 2017.

Upon the terms and subject to the conditions set forth in the Merger Agreement, which has been approved by the boards of directors of Vistra Energy and Dynegy, Dynegy will merge with and into Vistra Energy, with Vistra Energy continuing as the surviving corporation. The Merger is intended to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended, so that none of Vistra Energy, Dynegy or any of the Dynegy stockholders will recognize any gain or loss in the transaction, except that Dynegy stockholders could recognize a gain or loss with respect to cash received in lieu of fractional shares of Vistra Energy's common stock. We expect that Vistra Energy will be the acquirer for both federal tax and accounting purposes.

Upon the closing of the Merger, each issued and outstanding share of Dynegy common stock, par value $0.01 per share, other than shares owned by Vistra Energy or its subsidiaries, held in treasury by Dynegy or held by a subsidiary of Dynegy, will automatically be converted into the right to receive 0.652 shares of common stock, par value $0.01 per share, of Vistra Energy (the Exchange Ratio), except that cash will be paid in lieu of fractional shares, which we expect will result in Vistra Energy's stockholders and Dynegy's stockholders owning approximately 79% and 21%, respectively, of the combined company. Dynegy stock options and equity-based awards outstanding immediately prior to the Effective Time will generally automatically convert upon completion of the Merger into stock options and equity-based awards, respectively, with respect to Vistra Energy's common stock, after giving effect to the Exchange Ratio.

The Merger Agreement also provides that, upon the closing of the Merger, the board of directors of the combined company will be comprised of 11 members, consisting of (a) the eight current directors of Vistra Energy and (b) three of Dynegy's current directors, of whom one will be a Class I director, one will be a Class II director and one will be a Class III director, unless the closing of the Merger occurs after the date of Vistra Energy's 2018 Annual Meeting of Stockholders, in which case one will be a Class I director and two will be Class II directors.

Completion of the Merger is subject to various customary conditions, including, among others, (a) approval by Vistra Energy's stockholders of the issuance of Vistra Energy's common stock in the Merger, (b) adoption of the Merger Agreement by Vistra Energy's stockholders and Dynegy's stockholders, (c) receipt of all requisite regulatory approvals, which includes approvals of the FERC, the PUCT, the Federal Communications Commission and the New York Public Service Commission, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (HSR Waiting Period) and (d) the approval of the listing of shares to be issued on the NYSE. Each party's obligation to consummate the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) the receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a tax-free reorganization within the meaning of the Code. The HSR Waiting Period expired on February 5, 2018.

The Merger Agreement contains customary representations, warranties and covenants of Vistra Energy and Dynegy, including, among others, covenants (a) to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and completion of the Merger, (b) not to take certain actions during the interim period except with the consent of the other party, (c) that Vistra Energy and Dynegy will convene and hold meetings of their respective stockholders to obtain the required stockholder approvals, and (d) that the parties use their respective reasonable best efforts to take all actions necessary to obtain all governmental and regulatory approvals and consents (except that Vistra Energy shall not be required, and Dynegy shall not be permitted, to take any action that constitutes or would reasonably be expected to have certain specified burdensome effects). Each of Vistra Energy and Dynegy is also subject to restrictions on its ability to solicit alternative acquisition proposals and to provide information to, and engage in discussion with, third parties regarding such proposals, except under limited circumstances to permit Vistra Energy's and Dynegy's boards of directors to comply with their respective fiduciary duties.

The Merger Agreement contains certain termination rights for both Vistra Energy and Dynegy, including in specified circumstances in connection with an alternative acquisition proposal that has been determined to be a superior offer. Upon termination of the Merger Agreement, under specified circumstances (a) for a failure by Vistra Energy to obtain certain requisite regulatory approvals, Vistra Energy may be required to pay Dynegy a termination fee of $100 million, (b) in connection with a superior offer, acquisition proposal or unforeseeable material intervening event, Vistra Energy may be required to pay a termination fee to Dynegy of $100 million, and (c) in connection with a superior offer, acquisition proposal or an unforeseeable material intervening event, Dynegy may be required to pay to Vistra Energy a termination fee of $87 million. In addition, if the Merger Agreement is terminated (i) because Vistra Energy's stockholders do not approve the issuance of Vistra Energy's common stock in the Merger or do not adopt the Merger Agreement, then Vistra Energy will be obligated to reimburse Dynegy for its reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement, or (ii) because Dynegy's stockholders do not adopt the Merger Agreement, then Dynegy will reimburse Vistra Energy for its reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement, each of which is subject to a cap of $22 million. Such expense reimbursement may be deducted from the foregoing termination fees, if ultimately payable.

The Merger is subject to certain risks and uncertainties, and there can be no assurance that we will be able to complete the Merger on the expected timeline or at all.

Merger Support Agreements — Concurrently with the execution of the Merger Agreement, certain stockholders of Vistra Energy, including affiliates of Apollo Management Holdings L.P. (collectively, the Apollo Entities), affiliates of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (collectively, the Brookfield Entities) and certain affiliates of Oaktree Capital Management, L.P. (Oaktree), such agreements representing in the aggregate approximately 34% of the shares of Vistra Energy's common stock that will be entitled to vote on the Merger, and certain stockholders of Dynegy, including Terawatt Holdings, LP, an affiliate of certain affiliated investment funds of Energy Capital Partners III, LLC (Terawatt) and certain affiliates of Oaktree, such agreements representing in the aggregate approximately 21% of the shares of Dynegy's common stock that will be entitled to vote on the Merger, have entered into the Merger Support Agreements, pursuant to which each such stockholder agreed to vote their shares of common stock of Vistra Energy or Dynegy, as applicable, to adopt the Merger Agreement, and in the case of stockholders of Vistra Energy, approve the stock issuance. The Merger Support Agreements will automatically terminate upon a change of recommendation by the applicable board of directors or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Merger Support Agreements does not purport to be complete and is qualified in its entirety by reference to that certain Merger Support Agreement, dated as of October 29, 2017, by and among Dynegy and the Apollo Entities, the Brookfield Entities and certain affiliates of Oaktree (filed as Exhibit 10.1 to Dynegy Inc.'s Current Report on Form 8-K filed on October 30, 2017), the Merger Support Agreement entered into between Vistra Energy and Terawatt (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on October 31, 2017) and the Merger Support Agreement entered into between Vistra Energy and certain affiliates of Oaktree (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on October 31, 2017).

Litigation Related to the Merger — In January 2018, a purported Dynegy stockholder filed a putative class action lawsuit in the U.S. District Court for the Southern Division of Texas, Houston Division, alleging that Dynegy, each member of the Dynegy board of directors and Vistra Energy violated federal securities laws by filing a Form S-4 Registration Statement in connection with the Merger that omits purportedly material information. The lawsuit seeks to enjoin the Merger and to have Dynegy and Vistra Energy issue an amended Form S-4 or, alternatively, damages if the Merger closes without an amended Form S-4 having been filed. Two other related lawsuits were also filed but neither of those named Vistra Energy. In February 2018, Vistra Energy and Dynegy filed supplemental disclosures to the Registration Statement and the plaintiffs agreed to forego any further effort to enjoin the Merger, dismiss the individual claims with prejudice, and dismiss without prejudice claims of the putative class following the stockholder vote scheduled for March 2, 2018.

Environmental Regulations and Related Considerations

We are subject to extensive environmental regulation by governmental authorities, including the EPA and the TCEQ. The EPA has recently finalized or proposed several regulatory actions establishing new requirements for control of certain emissions from sources, including electricity generation facilities. See Item 1A. Risk Factors for additional discussion of risks posed to us regarding regulatory requirements. See Note 13 to the Financial Statements for a discussion of litigation related to EPA reviews.

Greenhouse Gas Emissions

In August 2015, the EPA finalized rules to address greenhouse gas (GHG) emissions from new, modified and reconstructed and existing electricity generation units, referred to as the Clean Power Plan. The rule for existing facilities would establish state-specific emissions rate goals to reduce nationwide CO2 emissions related to affected units by over 30% from 2012 emission levels by 2030. A number of parties, including Luminant, filed petitions for review in the U.S. Court of Appeals for the District of Columbia Circuit (D.C. Circuit Court) for the rule for new, modified and reconstructed plants. In addition, a number of petitions for review of the rule for existing plants were filed in the D.C. Circuit Court by various parties and groups, including challenges from twenty-seven different states opposed to the rule as well as those from, among others, certain power generating companies, various business groups and some labor unions. Luminant also filed its own petition for review. In January 2016, a coalition of states, industry (including Luminant) and other parties filed applications with the U.S. Supreme Court (Supreme Court) asking that the Supreme Court stay the rule while the D.C. Circuit Court reviews the legality of the rule for existing plants. In February 2016, the Supreme Court stayed the rule pending the conclusion of legal challenges on the rule before the D.C. Circuit Court and until the Supreme Court disposes of any subsequent petition for review. Oral argument on the merits of the legal challenges to the rule was heard in September 2016 before the entire D.C. Circuit Court.

In March 2017, President Trump issued an Executive Order entitled Promoting Energy Independence and Economic Growth (Order). The Order covers a number of matters, including the Clean Power Plan. Among other provisions, the Order directs the EPA to review the Clean Power Plan and, if appropriate, suspend, revise or rescind the rules on existing and new, modified and reconstructed generating units. In April 2017, in accordance with the Order, the EPA published its intent to review the Clean Power Plan. In addition, the Department of Justice has filed motions seeking to abate those cases until the EPA concludes its review of the rules, including any new rulemaking that results from that review. In April 2017, the D.C. Circuit Court issued orders holding the cases in abeyance for 60 days and directing the EPA to provide status reports at 30-day intervals. The D.C. Circuit Court further ordered that all parties file supplemental briefs in May 2017 on whether the cases should be remanded to the EPA rather than held in abeyance. The D.C. Circuit Court entered additional 60-day abeyances in August 2017 and November 2017. The latest 60-day abeyance expired in January 2018, and the D.C. Circuit Court has yet to take further action on the EPA's request to continue the abeyance. In October 2017, the EPA issued a proposed rule that would repeal the Clean Power Plan. The proposed repeal focuses on what the EPA believes to be the unlawful nature of the Clean Power Plan and asks for public comment on the EPA's interpretations of its authority under the Clean Air Act. We currently plan to submit comments in response to the proposed repeal by April 2018. In December 2017, the EPA published an advance notice of proposed rulemaking (ANPR) soliciting information from the public as the EPA considers proposing a future rule. We currently plan on submitting comments by the February 2018 deadline. While we cannot predict the outcome of these rulemakings and related legal proceedings, or estimate a range of reasonably probable costs, if the rules are ultimately implemented or upheld as they were issued, they could have a material impact on our results of operations, liquidity or financial condition.

Cross-State Air Pollution Rule (CSAPR)

In July 2011, the EPA issued the CSAPR, compliance with which would have required significant additional reductions of sulfur dioxide (SO2) and nitrogen oxide (NOx) emissions from our fossil fueled generation units. In February 2012, the EPA released a final rule (Final Revisions) and a proposed rule revising certain aspects of the CSAPR, including increases in the emissions budgets for Texas and our generation assets as compared to the July 2011 version of the rule. In June 2012, the EPA finalized the proposed rule (Second Revised Rule).

The CSAPR became effective January 1, 2015. In July 2015, following a remand of the case from the Supreme Court to consider further legal challenges, the D.C. Circuit Court ruled in favor of Luminant and other petitioners, holding that the CSAPR emissions budgets over-controlled Texas and other states. The D.C. Circuit Court remanded those states' budgets to the EPA for prompt reconsideration. While Luminant planned to participate in the EPA's reconsideration process to develop increased budgets for the 1997 ozone standard that do not over-control Texas, the EPA instead responded to the remand by proposing a new rulemaking that created new NOX ozone season budgets for the 2008 ozone standard without addressing the over-controlling budgets for the 1997 standard. Comments on the EPA's proposal were submitted by Luminant in February 2016. In August 2016, the EPA disapproved certain aspects of Texas's infrastructure State Implementation Plan (SIP) for the 2008 ozone National Ambient Air Quality Standard and imposed a Federal Implementation Plan (FIP) in its place in October 2016. Texas filed a petition in the Fifth Circuit Court challenging the SIP disapproval and Luminant intervened in support of Texas's challenge. The parties moved to stay the case and the court responded by dismissing the petition with the right to reinstate as provided in the Fifth Circuit Court's rules. The State of Texas and Luminant have also both filed challenges in the D.C. Circuit Court challenging the EPA's FIP and those cases are currently pending before that court. With respect to Texas's SO2 emission budgets, in June 2016, the EPA issued a memorandum describing the EPA's proposed approach for responding to the D.C. Circuit Court's remand for reconsideration of the CSAPR SO2 emission budgets for Texas and three other states that had been remanded to the EPA by the D.C. Circuit Court. In the memorandum, the EPA stated that those four states could either voluntarily participate in the CSAPR by submitting a SIP revision adopting the SO2 budgets that had been previously held invalid by the D.C. Circuit Court and the current annual NOX budgets or, if the state chooses not to participate in the CSAPR, the EPA could withdraw the CSAPR FIP by the fall of 2016 for those states and address any interstate transport and regional haze obligations on a state-by-state basis. Texas has not indicated that it intends to adopt the over-controlling budgets and, in November 2016, the EPA proposed to withdraw the CSAPR FIP addressing SO2 and NOx for Texas. In September 2017, the EPA finalized its proposal to remove Texas from the annual CSAPR programs. The Sierra Club and the National Parks Conservation Association filed a petition for review in the D.C. Circuit Court challenging that final rule. Luminant intervened on behalf of the EPA. As a result of the EPA's action, Texas electric generating units are no longer subject to the CSAPR annual SO2 and NOX limits, but remain subject to the CSAPR's ozone season NOX requirements. While we cannot predict the outcome of future proceedings related to the CSAPR, including the EPA's recent actions concerning the CSAPR annual emissions budgets for affected states participating in the CSAPR program, based upon our current operating plans, including the recent retirements of our Monticello, Big Brown and Sandow 4 plants (see Note 4 to the Financial Statements), we do not believe that the CSAPR itself will cause any material operational, financial or compliance issues to our business or require us to incur any material compliance costs.

Regional Haze — Reasonable Progress and Long-Term Strategies

The Regional Haze Program of the CAA establishes "as a national goal the prevention of any future, and the remedying of any existing, impairment of visibility in mandatory Class I federal areas, like national parks, which impairment results from man-made pollution." There are two components to the Regional Haze Program. First, states must establish goals for reasonable progress for Class I federal areas within the state and establish long-term strategies to reach those goals and to assist Class I federal areas in neighboring states to achieve reasonable progress set by those states towards a goal of natural visibility by 2064. In February 2009, the TCEQ submitted a SIP concerning regional haze (Regional Haze SIP) to the EPA. In December 2011, the EPA proposed a limited disapproval of the Regional Haze SIP due to its reliance on the Clean Air Interstate Rule (CAIR) instead of the EPA's replacement CSAPR program that the EPA finalized in July 2011. The EPA finalized the limited disapproval of Texas's Regional Haze SIP in June 2012. In August 2012, Luminant filed a petition for review in the Fifth Circuit Court challenging the EPA's limited disapproval of the Regional Haze SIP on the grounds that the CAIR continued in effect pending the D.C. Circuit Court's decision in the CSAPR litigation. In August 2012, Luminant filed a motion to intervene in a case filed by industry groups and other states and private parties in the D.C. Circuit Court challenging the EPA's limited disapproval and issuance of a FIP regarding the regional haze best available retrofit technology (BART) program. The Fifth Circuit Court case has since been transferred to the D.C. Circuit Court and consolidated with other pending BART program regional haze appeals. Briefing in the D.C. Circuit Court was completed in March 2017, and oral argument was held in November 2017.

In May 2014, the EPA issued requests for information under Section 114 of the CAA to Luminant and other generators in Texas related to the reasonable progress program. After releasing a proposed rule in November 2014 and receiving comments from a number of parties, including Luminant and the State of Texas in April 2015, the EPA issued a final rule in January 2016 approving in part and disapproving in part Texas' SIP for Regional Haze and issuing a FIP for Regional Haze. In the rule, the EPA asserts that the Texas SIP does not show reasonable progress in improving visibility for two areas in Texas and that its long-term strategy fails to make emission reductions needed to achieve reasonable progress in improving visibility in the Wichita Mountains of Oklahoma. The EPA's emission limits in the FIP assume additional control equipment for specific lignite/coal-fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at seven electricity generating units and upgrades to existing scrubbers at seven generation units. Specifically, for Luminant, the EPA's FIP is based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3, Monticello Unit 3 and Sandow Unit 4. Under the terms of the rule, subject to the legal proceedings described in the following paragraph, the scrubber upgrades would be required by February 2019, and the new scrubbers would be required by February 2021.

In March 2016, Luminant and a number of other parties, including the State of Texas, filed petitions for review in the Fifth Circuit Court challenging the FIP's Texas requirements. Luminant and other parties also filed motions to stay the FIP while the court reviews the legality of the EPA's action. In July 2016, the Fifth Circuit Court denied the EPA's motion to dismiss Luminant's challenge to the FIP and denied the EPA's motion to transfer the challenges Luminant, the other industry petitioners and the State of Texas filed to the D.C. Circuit Court. In addition, the Fifth Circuit Court granted the motions to stay filed by Luminant, the other industry petitioners and the State of Texas pending final review of the petitions for review. The case was abated until the end of November 2016 in order to allow the parties to pursue settlement discussions. Settlement discussions were unsuccessful, and in December 2016 the EPA filed a motion seeking a voluntary remand of the rule back to the EPA for further consideration of Luminant's pending request for administrative reconsideration. Luminant and some of the other petitioners filed a response opposing the EPA's motion to remand and filed a cross motion for vacatur of the rule in December 2016. In March 2017, the Fifth Circuit Court remanded the rule back to the EPA for reconsideration in light of the Court's prior determination that we and the other petitioners demonstrated a substantial likelihood that the EPA exceeded its statutory authority and acted arbitrarily and capriciously, but the Court denied all of the other pending motions. The stay of the rule (and the emission control requirements) remains in effect. In addition, the Fifth Circuit Court denied the EPA's motion to lift the stay as to parts of the rule implicated in the EPA's subsequent BART proposal and the Court is retaining jurisdiction of the case and requiring the EPA to file status reports on its reconsideration every 60 days. The recent retirements of our Monticello, Big Brown and Sandow 4 plants should have a favorable impact on this rulemaking and litigation. While we cannot predict the outcome of the rulemaking and legal proceedings, or estimate a range of reasonably possible costs, the result may have a material impact on our results of operations, liquidity or financial condition.

Regional Haze — Best Available Retrofit Technology

The second part of the Regional Haze Program subjects certain electricity generation units built between 1962 and 1977, to BART standards designed to improve visibility if such units cause or contribute to impairment of visibility in a federal class I area. BART reductions of SO2 and NOX are required either on a unit-by-unit basis or are deemed satisfied by state participation in an EPA-approved regional trading program such as the CSAPR or other approved alternative program. In response to a lawsuit by environmental groups, the D.C. Circuit Court issued a consent decree in March 2012 that required the EPA to propose a decision on the Regional Haze SIP by May 2012 and finalize that decision by November 2012. The consent decree requires a FIP for any provisions that the EPA disapproves. The D.C. Circuit Court has amended the consent decree several times to extend the dates for the EPA to propose and finalize a decision on the Regional Haze SIP. The consent decree was modified in December 2015 to extend the deadline for the EPA to finalize action on the determination and adoption of requirements for BART for electricity generation. Under the amended consent decree, the EPA had until December 2016 to propose, and had until September 2017 to finalize, either approval of the state plan or a FIP for BART for Texas electricity generation sources if the EPA determines that BART requirements have not been met. The EPA issued a proposed BART FIP for Texas in January 2017. The EPA's proposed emission limits assume additional control equipment for specific lignite/coal-fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at 12 electric generation units and upgrades to existing scrubbers at four electric generation units. Specifically, for Luminant, the EPA's proposed emission limitations were based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3 and Monticello Unit 3. Luminant evaluated the requirements and potential financial and operational impacts of the proposed rule, but new scrubbers at the Big Brown and Monticello units necessary to achieve the emission limits required by the FIP (if those limits are possible to attain), along with the existence of low wholesale power prices in ERCOT, would challenge the long-term economic viability of those units. Under the terms of the proposed rule, the scrubber upgrades would have been required within three years of the effective date of the final rule and the new scrubbers will be required within five years of the effective date of the final rule. We submitted comments on the proposed FIP in May 2017.

The EPA signed the final BART FIP for Texas in September 2017. The rule is a partial approval of Texas's 2009 SIP and a partial FIP. In response to comments on the proposed rule submitted to the EPA, for SO2, the rule creates an intrastate Texas emission allowance trading program as a "BART alternative" that operates in a similar fashion to a CSAPR trading program. The program includes 39 generating units, including our Martin Lake, Big Brown, Monticello, Sandow 4, Stryker 2 and Graham 2 plants. Of the 39 units, 30 are BART-eligible, three are co-located with a BART-eligible unit and six units are included in the program based on a visibility impacts analysis by the EPA. The 39 units represent 89% of SO2 emissions from Texas electric generating units in 2016 and 85% of all CSAPR SO2 allowance allocations for Texas existing electric generating units. The compliance obligations in the program will start on January 1, 2019. The identified units will receive an annual allowance allocation that is equal to their most recent annual CSAPR SO2 allocation. Luminant's units covered by the program are allocated 91,222 allowances annually. Under the rule, a unit that is listed that does not operate for two consecutive years starting after 2018 would no longer receive allowances after the fifth year of non-operation. We believe the recent retirements of our Monticello, Big Brown and Sandow 4 plants will enhance our ability to comply with this BART rule for SO2. For NOX, the rule adopts the CSAPR's ozone program as BART and for particulate matter, the rule approves Texas's SIP that determines that no electric generating units are subject to BART for particulate matter. The National Parks Conservation Association, the Sierra Club and the Environmental Defense Fund filed a petition challenging the rule in the Fifth Circuit Court as well as a petition for reconsideration filed with the EPA. Additionally, the National Parks Conservation Association, the Sierra Club, the Environmental Defense Fund and other environmental groups filed a motion in the D.C. Circuit Court in October 2017 to enforce the terms of the consent decree that was originally entered in 2012. The EPA filed a cross-motion to terminate the consent decree in October 2017. These motions remain pending before the D.C. Circuit Court. Luminant has intervened on behalf of the EPA in that action. While we cannot predict the outcome of the rulemaking and potential legal proceedings, we believe the rule, if ultimately implemented or upheld as issued, will not have a material impact on our results of operation, liquidity or financial condition.

Intersection of the CSAPR and Regional Haze Programs

Historically the EPA has considered compliance with a regional trading program, such as the CSAPR, as satisfying a state's obligations under the BART portion of the Regional Haze Program. However, in the reasonable progress FIP, the EPA diverged from this approach and did not treat Texas' compliance with the CSAPR as satisfying its obligations under the BART portion of the Regional Haze Program. The EPA concluded that it would not be appropriate to finalize that determination given the remand of the CSAPR budgets. As described above, the EPA has now removed Texas from the annual CSAPR trading programs for SO2 and NOX and has issued a final BART FIP for Texas.

Affirmative Defenses During Malfunctions

In February 2013, in response to a petition for rulemaking filed by the Sierra Club, the EPA proposed a rule requiring certain states to replace SIP exemptions for excess emissions during malfunctions with an affirmative defense. Texas was not included in that original proposal since it already had an EPA-approved affirmative defense provision in its SIP that was found to be lawful by the Fifth Circuit Court in 2013. In 2014, as a result of a D.C. Circuit Court decision striking down an affirmative defense in another EPA rule, the EPA revised its 2013 proposal to extend the EPA's proposed findings of inadequacy to states that have affirmative defense provisions, including Texas. The EPA's revised proposal would require Texas to remove or replace its EPA-approved affirmative defense provisions for excess emissions during startup, shutdown and maintenance events. In May 2015, the EPA finalized the proposal. In June 2015, Luminant filed a petition for review in the Fifth Circuit Court challenging certain aspects of the EPA's final rule as they apply to the Texas SIP. The State of Texas and other parties have also filed similar petitions in the Fifth Circuit Court. In August 2015, the Fifth Circuit Court transferred the petitions that Luminant and other parties filed to the D.C. Circuit Court, and in October 2015 the petitions were consolidated with the pending petitions challenging the EPA's action in the D.C. Circuit Court. Briefing in the D.C. Circuit Court on the challenges was completed in October 2016 and oral argument was originally set for May 2017. However, in April 2017, the court granted the EPA's motion to continue oral argument and ordered that the case be held in abeyance with the EPA to provide status reports to the court on the EPA's review of the action at 90-day intervals. We cannot predict the timing or outcome of this proceeding, or estimate a range of reasonably possible costs, but implementation of the rule as finalized may have a material impact on our results of operations, liquidity or financial condition.

SO2 Designations for Texas

In February 2016, the EPA notified Texas of the EPA's preliminary intention to designate nonattainment areas for counties surrounding our Big Brown, Monticello and Martin Lake generation plants based on modeling data submitted to the EPA by the Sierra Club. Such designation would potentially require the implementation of various controls or other requirements to demonstrate attainment. Luminant submitted comments challenging the use of modeling data rather than data from actual air quality monitoring equipment. In November 2016, the EPA finalized its proposed designations for Texas including finalizing the nonattainment designations for the areas referenced above. In doing so, the EPA ignored contradictory modeling that we submitted with our comments. The final designation mandates would be for Texas to begin the multi-year process to evaluate what potential emission controls or operational changes, if any, may be necessary to demonstrate attainment. In February 2017, the State of Texas and Luminant filed challenges to the nonattainment designations in the Fifth Circuit Court and protective petitions in the D.C. Circuit Court. In March 2017, the EPA filed a motion to transfer or dismiss our Fifth Circuit Court petition, and the State of Texas and Luminant filed an opposition to that motion. Briefing on that motion in the Fifth Circuit Court was completed in May 2017, and the Fifth Circuit Court held oral argument on that motion in July 2017. In August 2017, the Fifth Circuit Court denied the EPA's motion to transfer our challenge to the D.C. Circuit Court. In October 2017, the Fifth Circuit Court granted the EPA's motion to hold the case in abeyance in light of the EPA's representation that it intended to revisit the rule. In December 2017, the TCEQ submitted a petition for reconsideration to the EPA. In addition, with respect to Monticello and Big Brown, the retirement of those plants should favorably impact our legal challenge to the nonattainment designations in that the nonattainment designation for Freestone County and Titus County are based solely on the Sierra Club modeling of alleged SO2 emissions from Big Brown and Monticello. We dispute the Sierra Club's modeling. Regardless, considering these retirements, the nonattainment designation for those counties are no longer supported. While we cannot predict the outcome of this matter, or estimate a range of reasonably possible costs, the result may have a material impact on our results of operations, liquidity or financial condition.

Water

The TCEQ and the EPA have jurisdiction over water discharges (including storm water) from facilities in Texas. We believe our facilities are presently in material compliance with applicable state and federal requirements relating to discharge of pollutants into water. We believe we hold all required waste water discharge permits from the TCEQ for facilities in operation and have applied for or obtained necessary permits for facilities under construction. We also believe we can satisfy the requirements necessary to obtain any required permits or renewals.

Diversion, impoundment and withdrawal of water for cooling and other purposes are subject to the jurisdiction of the TCEQ and the EPA. We believe we possess all necessary permits from the TCEQ for these activities at our current facilities. Clean Water Act Section 316(b) regulations pertaining to existing water intake structures at large generation facilities became effective in 2014. Although the rule does not mandate a certain control technology, it does require site-specific assessments of technology feasibility on a case-by-case basis at the state level. Luminant has received determinations that most of our cooling water lakes are closed-cycle recirculating systems.

Radioactive Waste

See Item 2. Properties for discussion of storage of used nuclear fuel.

Solid Waste

Treatment, storage and disposal of solid waste and hazardous waste are regulated at the state level under the Texas Solid Waste Disposal Act and at the federal level under the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act. The EPA has issued regulations under the Resource Conservation and Recovery Act of 1976 and the Toxic Substances Control Act, and the TCEQ has issued regulations under the Texas Solid Waste Disposal Act applicable to our facilities. We believe we are in material compliance with all applicable solid waste rules and regulations. In addition, we have registered solid waste disposal sites and have obtained or applied for permits where required by such regulations.

Environmental Capital Expenditures

Capital expenditures for our environmental projects totaled $14 million in 2017 and are expected to total approximately $17 million in 2018 for environmental control equipment to comply with regulatory requirements.